SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K

(Mark One)

/X/   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
      1934

For the fiscal year ended DECEMBER 31, 1999

                                       or

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                 to
                                -------------      -------------



                           Commission File No. 1-3548




                    MINNESOTA POWER AND AFFILIATED COMPANIES
                          SUPPLEMENTAL RETIREMENT PLAN
                            (Full Title of the Plan)


                           ---------------------------

                              Minnesota Power, Inc.
                             30 West Superior Street
                          Duluth, Minnesota 55802-2093

                          (Name of issuer of securities
                          held pursuant to the Plan and
                          the address of its principal
                                executive office)

                           ---------------------------

                                      INDEX

                                                                        Page

Report of Independent Accountants                                         1

Statement of Net Assets Available for Plan Benefits -
         December 31, 1999 and 1998                                       2

Statement of Changes in Net Assets Available for Plan Benefits -
         Year Ended December 31, 1999 and 1998                            3

Notes to Financial Statements                                             4

Supplemental Schedules

         Schedule I:     Schedule of Investments Held                    12

         Schedule II:    Schedule of Reportable Transactions in
                         Excess of 5% of Fair Value of Plan Assets       13

Signatures                                                               14

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator
of the Minnesota Power and Affiliated
Companies Supplemental Retirement Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Minnesota Power and Affiliated Companies Supplemental Retirement Plan at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 9, 2000


                           MINNESOTA POWER AND AFFILIATED COMPANIES
                                 SUPPLEMENTAL RETIREMENT PLAN
                      STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                           Thousands
                                                                       DECEMBER 31,
                                                               1999                   1998
---------------------------------------------------------------------------------------------
ASSETS

     INVESTMENTS, AT FAIR/CONTRACT VALUE

         Guaranteed Investment Contracts                   $   12,362               $ 16,465

         Pooled Investment Contracts                            6,865                  2,464

         Minnesota Power, Inc. Common Stock                    15,762                 18,584

         Mutual Fund Securities                                70,609                 52,050

         Money Market Securities                                    5                     16

         Loans Receivable from Participants                     2,021                  2,068
                                                           ----------               --------

              Total Investments                               107,624                 91,647

     CASH                                                          33                     98
                                                           ----------               --------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                     $  107,657               $ 91,745
                                                           ==========               ========





---------------------------------------------------------------------------------------------
                 The accompanying notes are an integral part of these statements.


                             MINNESOTA POWER AND AFFILIATED COMPANIES
                                   SUPPLEMENTAL RETIREMENT PLAN
                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                            Thousands
                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                                1999                      1998
------------------------------------------------------------------------------------------------
SOURCES OF NET ASSETS

     Participant Contributions                             $    6,239                  $  6,137

     Employer Contributions                                       148                       117

     Interest Income                                            1,140                     1,146

     Dividend Income                                            4,552                     2,376

     Net Unrealized Appreciation in
         Fair Value of Investments                              7,386                     6,692

     Participants' Loan Interest Income                           188                       182
                                                           ----------                  --------

                                                               19,653                    16,650
APPLICATION OF NET ASSETS

     Transfers to Retirement Plans                             (1,107)                     (479)

     Benefit Distributions                                     (2,625)                   (2,287)

     Administrative Expenses                                       (9)                      (10)
                                                           ----------                  --------

INCREASE IN NET ASSETS                                         15,912                    13,874

NET ASSETS AVAILABLE FOR PLAN BENEFITS

     Beginning of Year                                         91,745                    77,871
                                                           ----------                  --------

     End of Year                                           $  107,657                  $ 91,745
                                                           ==========                  ========



------------------------------------------------------------------------------------------------
                 The accompanying notes are an integral part of these statements.

                    MINNESOTA POWER AND AFFILIATED COMPANIES
                          SUPPLEMENTAL RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

         The Minnesota Power and Affiliated Companies Supplemental Retirement Plan (SRP) provides benefits for eligible employees of Minnesota Power, Inc. (Minnesota Power) and two of its subsidiaries, Superior Water, Light and Power Company and MP Affiliated Resources, Inc. (collectively, the Companies). The SRP is a contributory defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

CONTRIBUTIONS

        -   PARTICIPANT CONTRIBUTIONS to the SRP consist of the following:

            - FLEXIBLE DOLLAR CONTRIBUTIONS. Flexible dollar contributions for the non-union participants are up to 3 percent of each participant's compensation, up to a maximum compensation of $160,000 in 1999. The contribution is equal to an amount the participant has elected to contribute to the SRP and is included in the participant's before-tax account.

            - BEFORE-TAX CONTRIBUTIONS. Before-tax contributions consist of salary reduction contributions and results sharing contributions. Total before-tax contributions may not exceed $10,000 in 1999, as permitted under Section 401(k) of the Internal Revenue Code of 1986 (Code).

               - SALARY REDUCTION CONTRIBUTIONS. Salary reduction contributions are equal to an amount the participant has elected to reduce his or her compensation pursuant to a salary reduction agreement.

               - RESULTS SHARING CONTRIBUTIONS. Results sharing contributions are equal to the portion (up to 100 percent) of the Results Sharing Award the participant irrevocably agrees to forgo and that, pursuant to the Minnesota Power Results Sharing Program, would otherwise be paid to the participant.

            -  VOLUNTARY CONTRIBUTIONS   (AFTER-TAX CONTRIBUTIONS).    Each
               participant is also allowed to make voluntary after-tax contributions to the SRP through payroll deductions or lump-sum contributions. Total voluntary contributions made by a participant for all fiscal years since July 1, 1980 shall not exceed 8.5 percent of the aggregate compensation received for all years since becoming a participant less the amount of voluntary contributions made to either the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B.

            - ROLLOVERS.  Contributions by participants may also be made through rollovers from other qualified plans.

        -   EMPLOYER CONTRIBUTIONS   to  the  SRP  consist  of   non-elective
            contributions equal to 0.625 percent of each union participant's compensation, up to a maximum compensation of $160,000 in 1999. Employer contributions are included in the participant's before-tax account.

VESTING

         All   contributions   plus  actual   earnings   are  fully  vested  and
nonforfeitable.

LOAN PROGRAM

         The SRP allows participants to borrow money from their SRP accounts. A participant may borrow up to $50,000 or 50 percent of their total before-tax account balances, whichever is less, for up to 5 years for a general purpose loan and 10 years for the acquisition of a primary residence. A fixed interest rate of the prime rate plus 1 percent, but not less than the Minnesota Power Employees Credit Union share secured rate, is charged until the loan is repaid. As loans are repaid, principal and interest amounts are redeposited into the participant's SRP accounts.

PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and their share of the Companies' contributions. Income from the various SRP investment funds is allocated to each participant's account based upon their ownership interest in each fund.

         Every December participants are required to make an election as to the level of contributions to the SRP for the subsequent year. Funds may be transferred between investment options on a weekly basis with at least 10 days written notice to Minnesota Power's Benefits Accounting and Administration. A brief description of the Plan's investment options follows. For a detailed description of the investment options and respective risk profiles refer to the fund prospectus.

         - MINNESOTA POWER COMMON STOCK FUND seeks capital appreciation and current income by investing in the common stock of Minnesota Power.

         - HEARTLAND VALUE FUND seeks long-term capital appreciation by investing primarily in common stocks of companies with market capitalizations of less than $750 million selected on a value basis.

         - FIDELITY MAGELLAN FUND seeks capital appreciation by investing in securities of domestic, foreign and multinational issuers.

         - VANGUARD INSTITUTIONAL INDEX FUND seeks to match, as closely as possible, the performance of the Standard & Poor's 500 Composite Stock Price Index, which invests in stocks of large U.S. companies.

         - VANGUARD SHORT TERM FEDERAL PORTFOLIO invests primarily in U.S. Government agency securities, which are debt obligations issued or guaranteed by agencies or instrumentalities of the U.S. Government. This fund may also invest in U.S. Treasury securities, as well as in repurchase agreements collateralized by the United States.

         - BLACKROCK FUNDS SMALL CAP GROWTH EQUITY PORTFOLIO seeks long-term capital appreciation by investing in U.S. small capitalization growth companies (market capitalization under $2 billion) which are considered to have above-average earnings growth prospects versus the fund's benchmark, the Russell 2000 Growth Index.

         - TEMPLETON INSTITUTIONAL FUNDS, INC. FOREIGN EQUITY SERIES seeks long-term capital growth by investing in equity securities of companies located outside the United States and debt obligations of companies and governments located anywhere in the world.

         -   TEMPLETON INSTITUTIONAL FUNDS, INC. EMERGING MARKET SERIES seeks
             long-term   capital   growth  by  investing   primarily  in  equity
             securities of issuers in countries having developing or emerging markets.

         - JANUS BALANCED FUND seeks long-term capital growth consistent with preservation of capital and balanced by current income. This fund invests in securities selected primarily for their growth or income potential.

         -   FIXED INCOME FUND  consists  of  guaranteed  investment  contracts
             (GICs) with  insurance  companies and pooled  investment  contracts
             (PICs) managed by American Express Trust Company. Each participant's account value is determined on a participation-unit basis. The price per participation-unit was established on April
             15, 1999 at $10. The participation-unit value is adjusted each business day to reflect investment results. At December 31, 1999 the Fixed Income Fund consisted of 1,842,970 units with a net value of $19,227,000.

             - GICs are guaranteed by the issuing insurance company an supported by the insurance industry, and not guaranteed by the federal government.

             - AMERICAN EXPRESS TRUST INCOME FUND I is an actively managed, diversified pool of stable value contracts of varying maturity, size and yield. This fund seeks to preserve principal and income while maximizing current income by investing in pooled insurance investment contracts, bank investment contracts and stable value contracts regulated by the Securities and Exchange Commission and federal and state bank regulators.

         While participants are active employees, they may withdraw money as a loan from their before-tax account. After age 59 1/2, participants may withdraw the full amount of their before-tax account. After-tax accounts may be withdrawn at specified times during the year by participants of any age. When participants terminate employment, become disabled or die, they or their beneficiaries may elect to receive the vested amount of all their SRP accounts. Upon retirement participants may elect to transfer the vested amount of their SRP account balances to the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B.

         Minnesota Power maintains the participants' records and issues a quarterly report to each participant showing the status of individual accounts. At December 31, 1999 there were 1,673 participants in the SRP.

ADMINISTRATION

         The  SRP  is  administered  by the  Employee  Benefit  Plans  Committee
(Committee). The address of the Committee is 30 West Superior Street, Duluth, Minnesota 55802-2093. The responsibility of the Committee includes the determination of compliance with the SRP's eligibility requirements as well as the administration and payment of benefits all in a manner consistent with the terms of the SRP and applicable law. The Committee has the authority to designate persons to carry out fiduciary responsibilities (other than trustee responsibilities) under the SRP. The Committee has the power to appoint an investment manager or managers. Administration fees and expenses of agents, outside experts, consultants, and investment managers are paid by the Companies or the SRP. The Committee may from time to time establish, modify and repeal rules for the administration of the SRP as may be necessary to carry out the purpose of the SRP. Members of the Committee receive no compensation for their services with respect to the SRP.

         As of June 1, 2000 the members of the Committee, all employees of Minnesota Power, and their respective titles are as follows:

                    Name                               Title
         ----------------------        ------------------------------------
         Robert D. Edwards             Executive Vice President and
                                       President - Minnesota Power Electric (1)
         David G. Gartzke              Senior Vice President - Finance and
                                       Chief Financial Officer
         Philip R. Halverson           Vice President, General Counsel and
                                       Secretary
         Brenda J. Flayton             Vice President - Human Resources
         Claudia R. Scott Welty        Vice President - Information Technology
         Mark A. Schober               Controller
         Donald J. Shippar             Chief Operating Officer - Minnesota Power
                                       Electric
         Roger P. Engle                Vice President - Minnesota Power Electric
                                       and President and Chief Operating Officer
                                       - Superior Water, Light and Power Company
         Lori A. Collard               President - Electric Outlet, Inc.
         Alan R. Hodnik                Manager - Laskin Energy Center
         Jeweleon W. Tuominen          Manager - Executive Compensation and
                                       Employee Benefits
         Deborah Amberg                Senior Attorney

----------------------
(1) Committee Chairman

         North Shore Bank of Commerce is retained as Trustee (Trustee) for the SRP. The Trustee's main office is located at 131 West Superior Street, Duluth, Minnesota 55802. The Trustee carries blanket bond insurance in the amount of $2 million.

PLAN TERMINATION

         The Companies reserve the right to reduce, suspend or discontinue their contributions at any time or to terminate the SRP subject to the provisions of ERISA and the Code. In the event of SRP termination, all of the account balances of the participants will be fully vested and nonforfeitable, and distributions will be made in accordance with the terms of the SRP.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

         The SRP uses the accrual basis of accounting and, accordingly, reflects income in the year earned and expenses when incurred.

         Mutual funds, money market securities and Minnesota Power common stock are reported at fair value based on quoted market prices. GIC and PIC amounts are reported at contract value which approximates fair value and represents the purchase price of the contract plus accrued interest. Participants' loans are reported at estimated fair value which represents outstanding principal and any related accrued interest.

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to (i) make estimates and assumptions that affect the reported amounts of assets and liabilities, (ii) disclose contingent liabilities at the date of the financial statements and (iii) report amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

         The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investment which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

NOTE 3 - FEDERAL INCOME TAX STATUS

         A favorable determination letter dated December 12, 1995 was obtained from the Internal Revenue Service stating that the SRP, as amended and restated effective January 1, 1992, qualifies as a profit sharing plan under Section 401(a) of the Code.

NOTE 4 - GUARANTEED INVESTMENT CONTRACTS

         There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is agreed upon with the issuer upon initiation of the contract.

                                                                                       Contract Value
                                                              Crediting                  December 31,
                                               Due          Interest Rate            1999           1998
-----------------------------------------------------------------------------------------------------------
                                                                                          Thousands
Aetna Life Insurance Company                   1999             6.06%                            $  2,695
Provident Mutual Insurance Company             1999             5.80%                               2,130
SunAmerica Life Insurance Company              2000             6.00%            $  2,279           2,150
Jackson National Life Insurance Company        2000             6.30%               3,580           3,368
Monumental Life Insurance Company              2001             6.67%               2,142           2,008
Protective Life Insurance Company              2001             6.17%               2,217           2,089
Continental Assurance Company                  2002             5.88%               2,144           2,025
                                                                                 --------        --------
                                                                                 $ 12,362        $ 16,465
                                                                                 ========        ========

Average Yield                                                                       6.38%           6.51%

NOTE 5 - CHANGES IN SRP ASSETS FOR PARTICIPANT DIRECTED ACCOUNTS
Thousands

         The table below summarizes the changes in SRP assets for each investment fund for the year ended December 31, 1999.

                                                   Fixed
                                                  Income
                                                   Fund                      Mutual Fund Securities
                                                 ---------      ---------------------------------------------------
                                                                                            Vanguard      Vanguard
                                                                  Heartland   Fidelity    Institutional  Short Term
                                                  GICs and          Value     Magellan        Index        Federal
                                                    PICs            Fund        Fund          Fund        Portfolio
Sources of Net Assets

   Participant Contributions                     $     826      $    359     $     846      $  1,443       $   295

   Employer Contributions                               33             8            20            28             5

   Interest Income                                   1,139

   Dividend Income                                                    13         1,729           307           101

   Net Unrealized Appreciation
     (Depreciation) in Fair Value
     of Investments                                                  952         2,313         2,621           (61)

   Participants' Loan Repayments,
     Including Interest                                146            65           155           175            61
                                                 ---------      --------     ---------      --------       -------
                                                     2,144         1,397         5,063         4,574           401

Application of Net Assets

   Transfers to Retirement Plans                    (1,107)

   Benefit Distributions                              (847)          (54)         (446)         (345)          (44)

   Loans to Participants                              (271)          (39)         (108)          (69)          (12)

   Administrative Expenses                              (9)
                                                 ---------      --------     ---------      --------       -------

Increase (Decrease) in Net Assets                      (90)        1,304         4,509         4,160           345

Net Transfers                                          376          (938)          (73)            4          (255)

Net Assets Available for Plan Benefits

   Beginning of Year <F1>                           18,942         4,542        16,613        13,113         1,549
                                                 ---------      --------     ---------      --------       -------

   End of Year <F2>                              $  19,228      $  4,908     $  21,049      $ 17,277       $ 1,639
                                                 =========      ========     =========      ========       =======

                                       8





                                                                      Mutual Fund Securities (Continued)
                                                     -------------------------------------------------------------------

                                                      BlackRock          Templeton                           Templeton
                                                     Funds Small       Institutional                       Institutional
                                                     Cap Growth         Funds, Inc.         Janus           Funds, Inc.
                                                       Equity             Foreign         Balanced           Emerging
                                                      Portfolio        Equity Series        Fund           Market Series
Sources of Net Assets

   Participant Contributions                          $   352            $   183          $  1,395           $   134

   Employer Contributions                                   9                  3                25                 3

   Interest Income

   Dividend Income                                        987                134               334                24

   Net Unrealized Appreciation
     (Depreciation) in Fair Value
     of Investments                                     2,809                496             1,551             1,037

   Participants' Loan Repayments,
     Including Interest                                    61                 23               168                25
                                                      -------            -------          --------           -------
                                                        4,218                839             3,473             1,223

Application of Net Assets

   Transfers to Retirement Plans

   Benefit Distributions                                  (77)               (46)             (202)              (34)

   Loans to Participants                                  (47)               (24)             (124)               (9)

   Administrative Expenses
                                                      -------            -------          --------           -------

Increase (Decrease) in Net Assets                       4,094                769             3,147             1,180

Net Transfers                                            (431)                 4               735                 4

Net Assets Available for Plan Benefits

   Beginning of Year <F1>                               5,317              2,232             6,800             1,886
                                                      -------            -------          --------           -------

   End of Year <F2>                                   $ 8,980            $ 3,005          $ 10,682           $ 3,070
                                                      =======            =======          ========           =======




                                                      Minnesota        Loans
                                                        Power        Receivable
                                                       Common           from
                                                        Stock       Participants         Total
Sources of Net Assets

   Participant Contributions                          $    406                        $   6,239

   Employer Contributions                                   14                              148

   Interest Income                                           1                            1,140

   Dividend Income                                         923                            4,552

   Net Unrealized Appreciation
     (Depreciation) in Fair Value
     of Investments                                     (4,332)                           7,386

   Participants' Loan Repayments,
     Including Interest                                     97        $   (788)             188
                                                      --------        --------        ---------
                                                        (2,891)           (788)          19,653

Application of Net Assets

   Transfers to Retirement Plans                                                         (1,107)

   Benefit Distributions                                  (469)            (61)          (2,625)

   Loans to Participants                                   (99)            802                0

   Administrative Expenses                                                                   (9)
                                                      --------        --------        ---------

Increase (Decrease) in Net Assets                       (3,459)            (47)          15,912

Net Transfers                                              574                                0

Net Assets Available for Plan Benefits

   Beginning of Year <F1>                               18,683           2,068           91,745
                                                      --------        --------        ---------

   End of Year <F2>                                   $ 15,798        $  2,021        $ 107,657
                                                      ========        ========        =========

------------

<F1> Balances include $16 of short-term money market securities which were being held for participant distributions and $98 in cash which was being held to be invested in Minnesota Power Common Stock.

<F2> Balances include $5 of short-term money market  securities which were being held for participant distributions and $33 in cash which was being held to be invested in Minnesota Power Common Stock.

NOTE 5 - CHANGES IN SRP ASSETS FOR PARTICIPANT DIRECTED ACCOUNTS
Thousands


         The table below summarizes the changes in SRP assets for each investment fund for the year ended December 31, 1998.

                                                    Fixed
                                                   Income
                                                    Fund                     Mutual Fund Securities
                                                   ------       ---------------------------------------------------------
                                                                                            Vanguard      Vanguard
                                                                  Heartland   Fidelity    Institutional  Short Term
                                                  GICs and          Value     Magellan        Index        Federal
                                                    PICs            Fund        Fund          Fund        Portfolio
Sources of Net Assets

   Participant Contributions                     $     700      $    860     $     655      $  1,294       $   147

   Employer Contributions                               55             9             8            13             1

   Interest Income                                   1,146

   Dividend Income                                                   102           761           250            73

   Net Unrealized Appreciation
     (Depreciation) in Fair Value
     of Investments                                                 (661)        3,378         2,471            17

   Participants' Loan Repayments,
     Including Interest                                311            50           124           104            10
                                                 ---------      --------     ---------      --------       -------
                                                     2,212           360         4,926         4,132           248

Application of Net Assets

   Transfers to Retirement Plans                      (479)

   Benefit Distributions                            (1,435)          (80)         (211)         (116)          (14)

   Loans to Participants                            (1,066)

   Administrative Expenses                             (10)
                                                 ---------      --------     ---------      --------       -------

Increase (Decrease) in Net Assets                     (778)          280         4,715         4,016           234

Net Transfers                                        1,304          (344)         (368)          448           260

Net Assets Available for Plan Benefits

   Beginning of Year <F1>                           18,416         4,606        12,266         8,649         1,055
                                                 ---------      --------     ---------      --------       -------

   End of Year <F2>                              $  18,942      $  4,542     $  16,613      $ 13,113       $ 1,549
                                                 =========      ========     =========      ========       =======


                                       10

                                                                      Mutual Fund Securities (Continued)
                                                     ---------------------------------------------------------------------

                                                      BlackRock          Templeton                           Templeton
                                                     Funds Small       Institutional                       Institutional
                                                     Cap Growth         Funds, Inc.         Janus           Funds, Inc.
                                                       Equity             Foreign         Balanced           Emerging
                                                     Portfolio         Equity Series        Fund           Market Series
Sources of Net Assets

   Participant Contributions                          $   782            $   246          $    849           $   297

   Employer Contributions                                   8                  2                 7                 3

   Interest Income

   Dividend Income                                                           150               147                43

   Net Unrealized Appreciation
     (Depreciation) in Fair Value
     of Investments                                       356                 30             1,337              (448)

   Participants' Loan Repayments,
     Including Interest                                    60                 26                40                26
                                                      -------            -------          --------           -------
                                                        1,206                454             2,380               (79)

Application of Net Assets

   Transfers to Retirement Plans

   Benefit Distributions                                  (35)               (10)              (31)              (23)

   Loans to Participants

   Administrative Expenses
                                                      -------            -------          --------           -------

Increase (Decrease) in Net Assets                       1,171                444             2,349              (102)

Net Transfers                                            (584)                12               171              (240)

Net Assets Available for Plan Benefits

   Beginning of Year <F1>                               4,730              1,776             4,280             2,228
                                                      -------            -------          --------           -------

   End of Year <F2>                                   $ 5,317            $ 2,232          $  6,800           $ 1,886
                                                      =======            =======          ========           =======




                                                       Minnesota         Loans
                                                         Power        Receivable
                                                        Common           from
                                                         Stock       Participants         Total
Sources of Net Assets

   Participant Contributions                           $    307                       $   6,137

   Employer Contributions                                    11                             117

   Interest Income                                                                        1,146

   Dividend Income                                          850                           2,376

   Net Unrealized Appreciation
     (Depreciation) in Fair Value
     of Investments                                         212                           6,692

   Participants' Loan Repayments,
     Including Interest                                     275        $   (844)            182
                                                       --------        --------       ---------
                                                          1,655            (844)         16,650

Application of Net Assets

   Transfers to Retirement Plans                                                           (479)

   Benefit Distributions                                   (296)            (36)         (2,287)

   Loans to Participants                                                  1,066               0

   Administrative Expenses                                                                  (10)
                                                       --------        --------       ---------

Increase (Decrease) in Net Assets                         1,359             186          13,874

Net Transfers                                              (659)                              0

Net Assets Available for Plan Benefits

   Beginning of Year <F1>                                17,983           1,882          77,871
                                                       --------        --------       ---------

   End of Year <F2>                                    $ 18,683        $  2,068       $  91,745
                                                       ========        ========       =========
------------

<F1> Balances include $54 of short-term money market securities of which $43 was being held to be invested in  Minnesota  Power Common Stock and the balance for participant distributions. Balances also include
     $11 in cash.

<F2> Balances include $16 of short-term money market securities which were being held for participant distributions and $98 in cash which was being held to be invested in Minnesota Power Common Stock.

                                       11

                                                                                                                         Schedule I

                                               MINNESOTA POWER AND AFFILIATED COMPANIES
                                                     SUPPLEMENTAL RETIREMENT PLAN
                                                     SCHEDULE OF INVESTMENTS HELD
                                                        AS OF DECEMBER 31, 1999
                                                               Thousands
  (a)                     (b)                                           (c)                      (d)         (e)

                                                                                                            Fair/
                                                                  Description of                           Contract
                  Identity of Issuer                                Investment                  Cost        Value

------------------------------------------------------------------------------------------------------------------------------------

     Guaranteed Investment Contracts
       SunAmerica Life Insurance Company                      GIC - 6.00% due 2000           $  2,279    $    2,279
       Jackson National Life Insurance Company                GIC - 6.30% due 2000              3,580         3,580
       Monumental Life Insurance Company                      GIC - 6.67% due 2001              2,142         2,142
       Protective Life Insurance Company                      GIC - 6.17% due 2001              2,217         2,217
       Continental Assurance Company                          GIC - 5.88% due 2002              2,144         2,144
                                                                                             --------    ----------
          Total Guaranteed Investment Contracts                                                12,362        12,362
                                                                                             --------    ----------

     Pooled Investment Contract

       American Express Trust Income Fund I                   PIC - 134 Shares                  6,865         6,865
                                                                                             --------    ----------

   * Minnesota Power, Inc.                                    Common Stock - 932 Shares        13,277        15,762
                                                                                             --------    ----------

     Mutual Fund Securities
       Heartland Value Fund                                   Mutual Fund - 134 Shares          4,045         4,908
       Fidelity Magellan Fund                                 Mutual Fund - 154 Shares         13,137        21,048
       Vanguard Institutional Index Fund                      Mutual Fund - 129 Shares         10,185        17,277
       Vanguard Short Term Federal Portfolio                  Mutual Fund - 166 Shares          1,639         1,639
       BlackRock Small Cap Growth Equity Portfolio            Mutual Fund - 274 Shares          5,937         8,980
       Templeton Institutional Fund Foreign Equity Series     Mutual Fund - 140 Shares          2,605         3,005
       Janus Balanced Fund                                    Mutual Fund - 457 Shares          7,850        10,682
       Templeton Institutional Fund Emerging Market Series    Mutual Fund - 238 Shares          2,656         3,070
                                                                                             --------    ----------
          Total Mutual Funds                                                                   48,054        70,609
                                                                                             --------    ----------

     Money Market Securities
       Dreyfus Institutional Government Securities Fund       Money Market -
                                                              Floating Interest Rate with
                                                              No Maturity Date                      5             5
                                                                                             --------    ----------

   * Minnesota Power, Inc.                                    Loans Receivable from
                                                              Participants - 7% to 10%              -         2,021
                                                                                             --------    ----------

     Total Investments                                                                       $ 80,563      $107,624
                                                                                             ========      ========
----------------------
*  Party-in-interest

                                       12

                                                                                                        Schedule II

                                      MINNESOTA POWER AND AFFILIATED COMPANIES
                                            SUPPLEMENTAL RETIREMENT PLAN
                                         SCHEDULE OF REPORTABLE TRANSACTIONS
                                    IN EXCESS OF 5% OF FAIR VALUE OF PLAN ASSETS
                                        FOR THE YEAR ENDED DECEMBER 31, 1999

                                                Dollars in Thousands

         (a)                 (b)            (c)        (d)       (e)        (f)        (g)        (h)        (i)

                                                                                                Current      Net
     Identity of         Description     Purchase    Selling    Lease     Expense    Cost of     Value     Gain or
   Party Involved         of Asset         Price      Price    Rental    Incurred     Asset     of Asset   (Loss)
-------------------------------------------------------------------------------------------------------------------
Dreyfus Institutional     Money
Government                Market
Securities Fund           Securities      $9,684        -         -          -          -       $9,684        -

Dreyfus Institutional     Money
Government Series         Market
Securities Fund           Securities         -       $9,696       -          -       $9,696     $9,696        -

American Express          Pooled
Trust Income              Investment
Fund I                    Contract        $8,086        -         -          -          -       $8,086        -

American Express          Pooled
Trust Income              Investment
Fund I                    Contract           -       $3,901       -          -       $3,901     $3,901        -

Minnesota Power           Common
                          Stock           $3,114        -         -          -          -       $3,114        -

Minnesota Power           Common
                          Stock              -       $1,604       -          -       $1,619     $1,619      $(15)


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      Minnesota Power and Affiliated Companies
                                            Supplemental Retirement Plan
                                      ----------------------------------------
                                                   (Name of Plan)



June 13, 2000                      By               R.D. Edwards
                                      ----------------------------------------
                                                    R.D. Edwards
                                                      Chairman,
                                          Employee Benefit Plans Committee

                                INDEX TO EXHIBITS

Exhibit
-------
   a   -    Consent of Independent Accountants

                                                                       Exhibit a

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We  hereby  consent  to the  incorporation  by  reference  in  the  Registration
Statement on Form S-8 (No. 333-26755) of the Minnesota Power and Affiliated Companies Supplemental Retirement Plan of our report dated June 9, 2000 appearing on page 1 of this Annual Report of the Minnesota Power and Affiliated Companies Supplemental Retirement Plan on Form 11-K for the year ended December 31, 1999.

PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 13, 2000